7BF Putnam Retirement Income Fund Lifestyle 3 attachment
8/31/11 Semiannual

Item 77d

Effective 6/16/11, the fund changed its name to Putnam Retirement Income Fund Lifestyle 3 and is part of a suite of funds. The fund is a fund of funds with investments in Putnam Absolute Return 700. Its sales charges has changed to be consistent to that of a fixed income fund.